FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F _____X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: July 9, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

July 9, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

WHEATON DOES NOT INTEND TO NEGOTIATE WITH COEUR

Vancouver, British Columbia - Wheaton River Minerals Ltd. (“Wheaton”) today announced that it does not intend to enter into negotiations with Coeur d’Alene Mines Corporation (“Coeur”) at this time.

To date, Coeur has attempted to make a take-over bid for Wheaton River by way of press release. When a formal tender offer is made, Wheaton will respond in due course as required by applicable law.

"Over the last 30 months, Wheaton has increased its market capitalization from $20 million to $2.1 billion to become Canada's 6th largest and 2nd most profitable gold producer," said Ian Telfer, Chairman and CEO of Wheaton. "Wheaton's superb track record can be attributed to a strong growth strategy and we will continue to evaluate new opportunities" added Mr. Telfer.

“There is no support for a Coeur/Wheaton combination from Wheaton’s management, directors or shareholders”, added Mr. Telfer.  This sentiment is reinforced by comments from mining analysts.

- Pierre Vaillancourt - Orion Securities Inc.: “We believe Coeur’s existing bid for Wheaton River is insufficient.  The risk profile of Coeur’s assets combined with the future expenditures to develop new projects would result in excessive dilution to WRM shareholders”.

     - Jim Taylor - Canaccord Capital Corporation: “We too believe that the combination of Wheaton and Coeur would not be in the long-term interests of WRM shareholders ….Coeur’s premium rating as a silver company is unlikely to be sustainable for the merged group, as silver revenues would fall from 50% currently for Coeur to around the 20% level.”

- Tony Lesiak - UBS Investment Research: “…the CDE bid is dilutive to WRM on a cash flow, earning per share and net asset value basis, there are no synergies…”

- Geoff Stanley - BMO Nesbitt Burns Research: “We do not believe that Coeur’s offer is likely to succeed, nor do we view a merger as a desirable outcome for Wheaton shareholders.”

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email at ir@wheatonriver.com or visit www.wheatonriver.com.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.